Free Writing Prospectus (To the Prospectus dated July 19, 2013 and the Prospectus Supplement dated July 19, 2013)	Filed Pursuant to Rule 433 Registration No. 333-190038 January 23, 2014
$ Buffered Return Enhanced Notes due February 17, 2015 Linked to the Performance of Palladium Global Medium-Term Notes, Series A
General
•
The Notes (the “Notes”) are designed for investors who seek a return of 1.21 times the performance of Palladium, up to a Maximum Return on the Notes of 12.10%, at maturity. Investors should be willing to forgo interest payments and, if the Final Price of Palladium declines by more than 10% from the Initial Price of Palladium, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Barclays Bank PLC maturing February 17, 2015†.
•	Minimum denominations of $5,000 and integral multiples of $1,000 in excess thereof.
•	The Notes are expected to price on or about January 30, 2014† (the “Pricing Date”) and are expected to issue on or about February 4, 2014† (the “Issue Date”)

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC
Reference Asset:
Palladium, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement. For reference purposes only, the Bloomberg ticker symbol for the Reference Asset is “PLDMLNPM <Comdty>”.

Upside Leverage Factor:	1.21
Maximum Return:	12.10%
Payment at Maturity:
If the Final Price of Palladium is greater than the Initial Price of Palladium, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the Reference Asset Return multiplied by the Upside Leverage Factor, subject to the Maximum Return. For example, if the Reference Asset Return is 10.00% or more, you will receive the Maximum Return on the Notes of 12.10%, which entitles you to the maximum payment of $1,121.00 for every $1,000 principal amount Note that you hold. Accordingly, if the Reference Asset Return is positive, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 × (Reference Asset Return × Upside Leverage Factor)] , subject to the Maximum Return

If the Final Price of Palladium is equal to the Initial Price of Palladium or declines from the Initial Price of Palladium by no more than 10%, resulting in a Reference Asset Return equal to or less than 0% and greater than or equal to -10%, you will receive the principal amount of your Notes at maturity.

If the Final Price of Palladium declines from the Initial Price of Palladium by more than 10%, you will lose 1.1111% of the principal amount of your Notes for every 1% that the Final Price of Palladium declines more than 10% from the Initial Price of Palladium. Accordingly, if the Reference Asset Return is less than -10%, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [($1,000 × (Reference Asset Return + 10%) × Downside Leverage Factor]

You will lose some or all of your investment at maturity if the Final Price of Palladium declines from the Initial Price of Palladium by more than 10%. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

Buffer Percentage:	10%
Downside Leverage Factor:	1.1111
Reference Asset Return:	Final Price – Initial Price Initial Price
Initial Price:	USD[●]/troy ounce gross, which is the arithmetic average of the settlement price of Palladium on each of the five Initial Averaging Dates (rounded to two decimal places).
Final Price:	The arithmetic average of the settlement price of Palladium on each of the five Final Averaging Dates (rounded to two decimal places).
Initial Averaging Dates†:	January 24, 2014, January 27, 2014, January 28, 2014, January 29, 2014 and January 30, 2014 (January 30, 2014, the “Pricing Date”)
Final Averaging Dates†:	February 5, 2015, February 6, 2015, February 9, 2015, February 10, 2015 and February 11, 2015 (February 11, 2015, the “Final Valuation Date”)
Maturity Date†	February 17, 2015
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06741T4X2 / US06741T4X27
†
Expected.  In the event we make any change to the expected Pricing Date and Issue Date, the Initial Averaging Dates, the Final Averaging Dates and/or the Maturity Date may be changed so that the stated term of the Notes remains the same.  In addition, the Initial Averaging Dates, the Final Averaging Dates and the Maturity Date are subject to postponement.  See “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” in the prospectus supplement and “Supplemental Terms of the Notes” below.  Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five Scheduled Trading Days due to the occurrence or continuance of a market disruption event on such date.

	Initial Issue Price1	Price to Public2	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1%	99%
Total	$[●]	$[●]	$[●]	$[●]
1
Our estimated value of the Notes on the Pricing Date, based on our internal pricing models, is expected to be between $955.00 and $982.50 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page FWP-8 of this free writing prospectus.

2
The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 1%, is 99%. The price to the public for all other purchases of Notes is 100%.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

JPMorgan Placement Agent

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated July 19, 2013, the prospectus supplement dated July 19, 2013 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue —Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013
http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus Supplement dated July 19, 2013
http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SUPPLEMENTAL TERMS OF NOTES

If the Calculation Agent determines that on any of the Initial Averaging Dates a market disruption event occurs or is continuing in respect of the Reference Asset or that such day is not a Scheduled Trading Day, such Initial Averaging Date will be postponed to the earlier of (i) the second Scheduled Trading Day after the originally scheduled Pricing Date and (ii) the earliest date that the value of the Reference Asset can be determined.  In no event, however, will any Initial Averaging Date be postponed to a date later than the second Scheduled Trading Day after the Pricing Date.  If the Calculation Agent determines that a market disruption event occurs or is continuing in respect of the Reference Asset on the second Scheduled Trading Day after the originally scheduled Pricing Date, the Calculation Agent will determine the value for the Reference Asset in a commercially reasonable manner.

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What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below assume an Initial Price of USD 747.00/troy ounce gross and the Final Prices as set forth below. The actual Initial Price will be the arithmetic average of the settlement price of Palladium on the five Initial Averaging Dates, and the actual Final Price will be the arithmetic average of the settlement price of Palladium on the five Final Averaging Dates. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The examples below do not take into account any tax consequences from investing in the Notes.

Final Price (USD/troy ounce gross)	Reference Asset Return	Payment at Maturity	Total Return on the Notes
1,157.85	55.00%	$1,121.00	12.100%
1,083.15	45.00%	$1,121.00	12.100%
1,008.45	35.00%	$1,121.00	12.100%
933.75	25.00%	$1,121.00	12.100%
859.05	15.00%	$1,121.00	12.100%
821.70	10.00%	$1,121.00	12.100%
784.35	5.00%	$1,060.50	6.050%
765.68	2.50%	$1,030.25	3.025%
747.00	0.00%	$1,000.00	0.000%
709.65	-5.00%	$1,000.00	0.000%
672.30	-10.00%	$1,000.00	0.000%
634.95	-15.00%	$944.44	-5.556%
597.60	-20.00%	$888.89	-11.111%
522.90	-30.00%	$777.78	-22.222%
448.20	-40.00%	$666.67	-33.333%
373.50	-50.00%	$555.56	-44.444%
298.80	-60.00%	$444.44	-55.556%
224.10	-70.00%	$333.33	-66.667%
149.40	-80.00%	$222.22	-77.778%
74.70	-90.00%	$111.11	-88.889%
0.00	-100.00%	$0.00	-100.000%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the Reference Asset increases from an Initial Price of USD 747.00/troy ounce gross to a Final Price of USD 784.35/troy ounce gross, resulting in a Reference Asset Return of 5.00%.

Because the Final Price of USD 784.35/troy ounce gross is greater than the Initial Price of USD 747.00/troy ounce gross and the Reference Asset Return of 5.00% multiplied by 1.21 does not exceed the Maximum Return of 12.10%, the investor receives a payment at maturity of $1,060.50 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (5.00% × 1.21)] = $1,060.50

Example 2: The price of the Reference Asset decreases from the Initial Price of USD 747.00/troy ounce gross to a Final Price of USD 672.30/troy ounce gross, resulting in a Reference Asset Return of -10.00%.

Because the Final Price of USD 672.30/troy ounce gross is less than the Initial Price of USD 747.00/troy ounce gross by not more than the Buffer Percentage of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 3: The price of the Reference Asset increases from an Initial Price of USD 747.00/troy ounce gross to a Final Price of USD 933.75/troy ounce gross, resulting in a Reference Asset Return of 25.00%.

Because the Reference Asset Return of 25.00% multiplied by 1.21 exceeds the Maximum Return of 12.10%, the investor receives a payment at maturity of $1,121.00 per $1,000 principal amount Note, the maximum payment on the Notes.

Example 4: The price of the Reference Asset decreases from the Initial Price of USD 747.00/troy ounce gross to a Final Price of USD 373.50/troy ounce gross, resulting in a Reference Asset Return of -50.00%.

Because the Final Price of USD 373.50/troy ounce gross is less than the Initial Price of USD 747.00/troy ounce gross by more than the Buffer Percentage of 10%, the investor will receive a payment at maturity of $555.56 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (-50.00% + 10%) × 1.1111] = $555.56

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Selected Purchase Considerations

•
Market Disruption Events and Adjustments — The payment at maturity, the Initial Averaging Dates, the Final Averaging Dates, the Maturity Date, and the settlement price of the Reference Asset are subject to adjustment as described in the following sections of the prospectus supplement:

o
For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset.”  Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five Scheduled Trading Days due to the occurrence or continuance of a market disruption event on such date; and

o	For a description of further adjustments that may affect the Reference Asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”.

•
Appreciation Potential — The Notes provide the opportunity to enhance returns by multiplying a positive Reference Asset Return by the Upside Leverage Factor, up to the Maximum Return on the Notes of 12.10%, or $1,121.00 for every $1,000 principal amount Note.

•
Limited Protection Against Loss — Payment at maturity of the principal amount of the Notes is protected against a decline in the Final Price of Palladium, as compared to the Initial Price of Palladium, of up to 10%. If the Final Price declines from the Initial Price by more than 10%, you will lose an amount equal to 1.1111% of the principal amount of your Notes for every 1% that the Final Price declines beyond the 10% buffer. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this free writing prospectus.

•
Tax Consequences — You should review carefully the sections entitled “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders” in the accompanying prospectus supplement. The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the Notes as prepaid forward contracts with respect to the Reference Asset. Assuming this treatment is respected, gain or loss on your Notes should be treated as long-term capital gain or loss if you hold your Notes for more than a year, whether or not you are an initial purchaser of Notes at the original issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment, in which case the timing and character of any income or loss on the Notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

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Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset or any futures contracts relating to the Reference Asset. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

o	“Risk Factors—Risks Relating to All Securities”;
o	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;
o	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;
o	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;
o	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”;
o	“Risk Factors—Additional Risks Relating to Securities Which Contain a Multiplier”; and
o
“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in an Exchange-Traded Fund Invested in Commodities or Based in Part on Commodities”.

In addition to the risks discussed under the headings above, you should consider the following:

•
Your Investment in the Notes May Result in a Loss — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Reference Asset and will depend on whether, and the extent to which, the Reference Asset Return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the Final Price beyond the 10% Buffer Percentage as compared to the Initial Price, and you may lose up to 100% of your initial investment.

•
Your Maximum Gain on the Notes Is Limited to the Maximum Return — If the Final Price of Palladium is greater than the Initial Price of Palladium, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Reference Asset, which may be significant. We refer to this percentage as the Maximum Return, which is equal to 12.10%.

•	No Interest Payments — As a holder of the Notes, you will not receive interest payments.

•
Lack of Liquidity — The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•
Credit of Issuer — The Notes are senior unsecured debt obligations of the Issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•
Potential Conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•
The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Notes are uncertain, and the IRS or a court might not agree with the treatment of the Notes as prepaid forward contracts. If the IRS were successful in asserting an alternative treatment for the Notes, the tax consequences of ownership and disposition of the Notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should review carefully the sections of the accompanying prospectus supplement entitled “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders,” and consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

•
Suitability of the Notes for Investment — You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this free writing prospectus, the prospectus supplement, and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•
The Payment at Maturity on Your Notes Is Not Based on the Price of Palladium at Any Time Other than the Initial Averaging Dates and the Final Averaging Dates — The Reference Asset Return will be based solely on the settlement price of Palladium on the five Final Averaging Dates relative to the settlement price of Palladium on the five Initial Averaging Dates

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(subject to adjustments as described in the prospectus supplement). Therefore, if the price of Palladium drops precipitously on one or more of the Final Averaging Dates, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had the payment at maturity been linked to the price of Palladium at a time prior to such drop. Although the price of Palladium on the Maturity Date or at other times during the life of your Notes may be higher than the settlement price of Palladium on the Final Averaging Dates, you will not benefit from the price of Palladium at any time other than on the Final Averaging Dates.

•
Owning the Notes Is Not the Same as Owning Palladium, Futures Contracts for Palladium or Certain Other Commodity Related Contracts Directly — The return on your Notes will not reflect the return you would realize if you actually purchased Palladium, futures contracts for Palladium or exchange-traded or over-the-counter instruments based on the price of Palladium. You will not have any rights that holders of such assets or instruments have.

•
Prices of Commodities and Commodity Futures Contracts Are Highly Volatile and May Change Unpredictably — Commodity prices are highly volatile and, in many sectors, have experienced increased volatility in recent periods. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability in some oil-producing countries; and natural or nuclear disasters. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the Reference Asset and, as a result, the market value of the Notes, and the payment you will receive on the Notes, if any.

•
The Notes May Be Subject to Certain Risks Specific to Palladium — Palladium is a precious metal. Consequently, in addition to factors affecting commodities generally that are described herein and in the prospectus supplement, the Notes may be subject to a number of additional factors specific to precious metals, and in particular Palladium, that might cause price volatility. These may include, among others:

o	disruptions in the supply chain, from mining to storage to smelting or refining;
o	adjustments to inventory;
o	variations in production costs, including storage, labor and energy costs;
o	costs associated with regulatory compliance, including environmental regulations; and
o	changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These factors interrelate in complex ways, and the effect of one factor may offset or enhance the effect of another factor and may adversely affect the market value of the Notes.

•
Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the settlement price of the Reference Asset on any trading day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the price of Palladium, and of the prices of exchange-traded futures contracts for the purchase or delivery of Palladium;
•	the time to maturity of the Notes;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events;
•	global supply and demand for Palladium, and supply and demand for exchange-traded futures contracts for the purchase or delivery of Palladium;
•	supply and demand for the Notes; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above may be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•
The Estimated Value of Your Notes Is Expected to Be Lower than the Initial Issue Price of Your Notes — The estimated value of your Notes on the Pricing Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•
The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number

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of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•
The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely be Lower than the Initial Issue Price of Your Notes and May Be Lower than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•
The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes — Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the initial Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

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We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest — We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as Issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

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Historical Information

The following graph sets forth the historical performance of the Reference Asset based on the daily settlement price from January 2, 2002 through January 22, 2014. The settlement price of the Reference Asset on January 22, 2014 was $747.00/troy ounce gross.

We obtained the information below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical prices of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the settlement price of the Reference Asset on any day during the term of the Notes, including the Final Averaging Dates. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the Issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Additional Information Regarding Our Estimated Value of the Notes

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “Pricing Date”) based on prevailing market conditions on the Pricing Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates

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expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately three months after the initial Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

You may revoke your offer to purchase the Notes at any time prior to the Pricing Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their Pricing Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC will act as placement agents for the Notes pursuant to separate placement agency agreements with the Issuer and will receive a fee pursuant to its agreement that will not exceed $10.00 per $1,000 principal amount Note. J.P. Morgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.

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